
June 7, 2011

Via E-mail
David M. McClanahan
President and Chief Executive Officer
CenterPoint Energy, Inc.
1111 Louisiana
Houston, Texas 77002

> **Re:** **CenterPoint Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 11, 2011**
> **File No. 001-31447**

Dear Mr. McClanahan:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Executive Summary, page 40

Factors Influencing Our Business, page 40

1. Please disclose your basis for the statement in the third paragraph, sixth sentence that you anticipate that customer growth will continue despite recent economic downturns.

2. We note the disclosure in the fourth paragraph, second sentence that a backhaul agreement in your Interstate Pipelines segment is due to expire in 2011. Please disclose the estimated impact of the expiration of such agreement on your revenues. Please also disclose whether you have secured a new contract to offset any such negative impact on your revenues. See Item 303(a)(3)(ii) of Regulation S-K and Instruction 3 to Item 303(a) of Regulation S-K.

Liquidity and Capital Resources, page 53

Future Sources and Uses of Cash, page 54

3. Please briefly describe the general purpose of your capital expenditures for each of your business segments. See Item 303(a)(2)(i) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Election of Directors (Item 1), page 3

Compensation of Directors, page 16

Chairman's Supplemental Retainer and Special Awards, page 16

4. We note the statement that the Board of Directors authorized you to provide Mr. Carroll with additional annual cash awards during the period commencing on June 30, 2010. However, you also disclose that, under this arrangement, you paid such award to Mr. Carroll on June 1, 2010. Please clarify why a payment was made on June 1, 2010 when the award period was scheduled to begin on June 30, 2010.

Compensation Discussion and Analysis, page 23

Elements of Compensation, page 28

Long Term Incentives, page 30

5. Please disclose why you consider the allocation between performances shares and stock awards on a 70% and 30% basis, respectively, to be an appropriate blend of grants. See Item 402(b)(2)(iii) of Regulation S-K.

Executive Compensation Tables, page 35

Summary Compensation Table, page 35

6. Please include a footnote to disclose all assumptions made in the valuation of the amounts reported under the "Stock Awards" column. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

7. We note that the amounts disclosed in the "Stock Awards" column represent the "target achievement level." Please disclose in footnote (4) the value of the awards at the grant date assuming that the highest level of performance conditions will be achieved. See Instruction 3 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

8. Please explain to us why the amounts disclosed in the "Stock Awards" column, which represent the grant date value assuming a target achievement level, do not match the amounts disclosed on page 45 in the row "Long term incentive compensation at target."

Outstanding Equity Awards At Fiscal Year-End 2010, page 48

9. We note that the number of shares reported in the "Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested" column represent the number of shares that would be granted at the target achievement level. Please confirm to us that your 2010 fiscal year's performance for the objectives of total shareholder return, core operating income, modified cash flow and cash dividends declared do not require you to disclose, in the above referenced column, the number of shares that would be granted at the threshold achievement level or the maximum achievement level. See Instruction 3 to Item 402(f)(2) of Regulation S-K.

Option Exercises and Stock Vested for Fiscal Year 2010, page 49

10. Please explain why you used the date on which the performance achievement levels were approved by the Compensation Committee, instead of the vesting date of the performance shares, when calculating the value realized on vesting for the performance shares, as disclosed in footnote (a) to the table shown as part of footnote (1). See Instruction to Item 402(g)(2) of Regulation S-K.

Nonqualified Deferred Compensation Table, page 53

11. Please disclose the portion of the amounts reported in the "Aggregate Balance at December 31, 2010" column that previously were reported as compensation to the named executive officer in your Summary Compensation Table for previous years. See Instruction to Item 402(i)(2) of Regulation S-K.

David M. McClanahan
CenterPoint Energy, Inc.
June 7, 2011
Page 4

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Charles Lee at (202) 551-3427 or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ H. Christopher Owings

                                        H. Christopher Owings
                                        Assistant Director

cc: Christopher Arntzen
        Walter Fitzgerald
        CenterPoint Energy, Inc.